SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

07024474

BY MAIL

June 5, 2007

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of May 2007.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna
Corporate Secretary

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

RECEIVED

6/19

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR CLOSES $10 MILLION PRIVATE PLACEMENT FINANCING

May 28, 2007

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSX.V)** ("Superior" or the "Company") has closed the private placement financing announced on April 20, 2007, raising aggregate gross proceeds of $10 million.

The financing consisted of 5,422,100 units (the "Units") at $0.60 per Unit and 10,379,600 flow-through common shares (the "Flow-Through Shares") at $0.65 per Flow-Through Share. Each Unit consists of one common share plus one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder to purchase one common share at a price of $0.75 expiring in 24 months. The securities are subject to a four-month hold period expiring September 26, 2007.

Net proceeds will be used for exploration and development at the Company's mineral projects and for general corporate purposes.

MGI Securities Inc., lead agent, and Haywood Securities Inc. acted as agents for this financing (the "Agents") and were paid a cash commission and received 1,106,119 brokers warrants (the "Broker Warrants"). Each Broker Warrant is exercisable for 24 months from closing at a price of $0.60.

The directors of Superior approved the participation by insiders of the Company in the private placement on the same terms as arm's length investors, and shareholdings of certain insiders in the Company increased after such participation. The Company has been advised that these shares were acquired for investment purposes.

About Superior Diamonds

Superior Diamonds is a junior Canadian exploration company, primarily searching for diamonds in the under-explored and highly prospective regions of the Canadian Shield within the provinces of Ontario and Québec. Superior's highly skilled team has defined a number of promising target areas through grass roots exploration, and is now focused on prioritizing these targets for drilling. To diversify risk and balance its portfolio, the Company has adopted a strategy to explore for other commodities where it has a proven track record of expertise, including uranium. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
(604) 806-0667

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
(705) 525-0992

e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR COMPLETES SECOND VERTICAL HOLE THROUGH MORIN KIMBERLITE AND INTERSECTS 141 METRES OF CRATER FACIES MATERIAL AT THE VILLE MARIE PROJECT, QUÉBEC

May 16th, 2007

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSX.V)** ("Superior" or the "Company") announces the completion of a second vertical hole through the western side of Superior's Morin kimberlite pipe. This hole follows the completion of the first vertical hole collared 50 metres from the eastern side of the Morin pipe which intersected 500 metres of crater facies material. The purpose of the second hole was to determine the type and thickness of kimberlite material on the western side of the Morin pipe and collect a large sample of material. The Morin pipe was discovered in February 2007 on Superior's 100%-owned portion of the Ville Marie project in Québec[1].

Drill hole Morin 07-02 was collared 50 metres from the western boundary of the pipe and drilled vertically. The drill hole intersected 21 metres of fine-grained material and from 21 metres continued in crater facies kimberlite to a depth of 162 metres. The drill hole passed into granite wall rock and the hole was completed at 194 metres. Material from this hole will be submitted for petrographic, heavy mineral and micro diamond analysis.

Three differences are noted between the material recovered from the two holes. The first hole intersected 500 metres of crater facies material whereas the second hole intersected 141 metres of crater facies material. More bedding was observed in the upper part of the crater facies kimberlite material in the second hole, suggesting a concentration of heavy minerals. Finally, a mantle xenolith, rich in chrome-pyrope garnets and olivines was observed and recovered in the second hole at 154 metres.

These observations enhance Superior's understanding of the Morin kimberlite and led to the exploration decision to drill a third hole through the middle of the Morin pipe, from the southern to northern boundary at a 50 degree angle. The material collected from this hole will provide additional information regarding the physical characteristics of the Morin pipe.

Superior continues to explore for the source of the kimberlite indicator mineral train in the Lac Honorat and Lac D'Argent target areas with two exploratory rigs. Superior is currently focusing its exploration efforts at the head of the Lac Honorat kimberlite dispersal train. Both exploration drills are focused on a grid pattern drill program. If the source of the kimberlite indicator minerals is discovered in the Lac Honorat area, the two drills will be moved to the head of the Lac D'Argent kimberlite dispersal train to explore for its source of the indicator minerals. Superior's exploration on the Lac Honorat portion of the Ville Marie Project is pursuant to access and exploration agreements with two third parties, to whom Superior has granted a 2% Gross Overriding Royalty. Superior has the right to buy back 1% of the 2% GOR for $1,000,000, and the right of first offer if the royalty holder proposes to sell the GOR.

Dr. Thomas Morris, P.Geo., is the Qualified Person who has prepared or supervised the preparation of the scientific or technical information about the Ville Marie Project.

[1] For details refer to Superior's news release dated February 21, available on the Company's website at www.superiordiamonds.ca

About Superior Diamonds
Superior Diamonds is a junior Canadian exploration company, primarily searching for diamonds in the under-explored and highly prospective regions of the Canadian Shield within the provinces of Ontario and Québec. Superior's highly skilled team has defined a number of promising target areas through grass roots exploration, and is now focused on prioritizing these targets for drilling. To diversify risk and balance its portfolio, the Company has adopted a strategy to explore for other commodities where management has a proven track record of expertise, including uranium. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

Forward-looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
(604) 806-0667

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
(705) 525-0992

e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR COMPLETES DETAILED GEOPHYSICAL SURVEYS OVER THE MORIN KIMBERLITE PIPE AT THE VILLE MARIE PROJECT, QUÉBEC

May 18th, 2007

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSX.V)** ("Superior" or the "Company") is pleased to announce the completion of detailed geophysical surveys over its Morin kimberlite pipe, discovered in February 2007 on the 100%-owned portion of its Ville Marie project in Québec.

Superior completed a detailed low-elevation airborne magnetic survey in February 2005 and an extensive ground gravity survey in January 2007. The Morin kimberlite was discovered through a grid-drilling program at the head of a well-defined kimberlite dispersal train in the Lac Lussac area of Ville Marie.

To better understand the geophysical properties of the Morin kimberlite, four lines 75 metres apart and approximately one kilometre in length were cut through the bush in a north to south direction. Two of the lines passed by the kimberlite to the west and east. The other two lines passed directly over the kimberlite just west and east of the kimberlite's centre point. Detailed ground magnetic, gravity and Induced Polarization/Resistivity surveys were completed and clearly defined the Morin kimberlite.

Superior is currently exploring for kimberlite at the heads of two other kimberlite indicator mineral dispersal trains at the Ville Marie project. Like the Morin kimberlite, the source of these indicator mineral trains is not obvious and grid drilling is ongoing in an attempt to intersect the kimberlite sources. Based on the success of the detailed geophysical surveys over the Morin kimberlite pipe, detailed ground geophysical surveys are being planned for the heads of the Lac Honorat (subject to a 2% Gross Overriding Royalty) and Lac D'Argent kimberlite indicator mineral dispersal trains. It is expected that the results of these surveys will expedite the discovery of the associated kimberlite. These surveys should be completed by early June.

Dr. Thomas Morris, P.Geo., is the Qualified Person who has prepared or supervised the preparation of the scientific or technical information about the Ville Marie project.

Also this week, Superior's Board of Directors granted incentive stock options to purchase an aggregate of 590,000 shares of the Company to four directors and three officers of the Company. The options are exercisable at a price of $0.63 per share for a period of five years.

About Superior Diamonds

Superior Diamonds is a junior Canadian exploration company, primarily searching for diamonds in the under-explored and highly prospective regions of the Canadian Shield within the provinces of Ontario and Québec. Superior's highly skilled team has defined a number of promising target areas through grass roots exploration, and is now focused on prioritizing these targets for drilling. To diversify risk and balance its portfolio, the Company has adopted a strategy to explore for other commodities where it has a proven track record of expertise, including uranium. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" in the

Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
(604) 806-0667

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
(705) 525-0992

e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR INTERSECTS 500 METRES OF CRATER FACIES KIMBERLITE IN FIRST HOLE TESTING MORIN KIMBERLITE VILLE MARIE PROJECT, QUÉBEC

May 3, 2007

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSX.V)** ("Superior" or the "Company") has intersected 500 metres of kimberlite in the first hole of a two-hole program to collect a large sample of the Morin kimberlite discovered in February 2007 at its 100%-owned Ville Marie project in Québec.

Drill hole MORIN 07-01 was collared 50 metres from the eastern boundary of the pipe and drilled vertically. The drill hole intersected 21 metres of fine-grained material and from 21 metres continued in crater facies kimberlite to a depth of 520.5 metres. The drill hole passed into granite wallrock and the hole was completed at 554 metres. Material from this hole will be submitted for petrographic, heavy mineral and micro diamond analyses.

The second hole will be collared 50 metres from the western edge of the pipe and will also be drilled vertically. The purpose of the second hole is to test for a second phase of emplacement. This is suggested by a change in kimberlite indicator mineral assemblages recovered from overburden samples collected east to west down-ice from the pipe. Material from this hole will also be submitted for petrographic, heavy mineral and micro diamond analyses.

Superior President and CEO John Paterson said the presence of a thick crater facies suggests the main pipe is well preserved. "What we are finding is very unique as the crater facies in most kimberlite pipes in North America has been eroded by glacial activity. The thickness of this facies suggests this system could be of a large tonnage."

Superior is also drilling in the Lac Honorat and Lac D'Argent target areas with two exploratory rigs. In both areas, the Company is drilling on a grid pattern in the source areas for kimberlite indicator minerals and kimberlite boulders.

About Superior Diamonds

Superior Diamonds is a junior Canadian exploration company, primarily searching for diamonds in the under-explored and highly prospective regions of the Canadian Shield within the provinces of Ontario and Québec. Superior's highly skilled team has defined a number of promising target areas through grass roots exploration, and is now focused on prioritizing these targets for drilling. To diversify risk and balance its portfolio, the Company has adopted a strategy to explore for other commodities where it has a proven track record of expertise, including uranium. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

Forward-looking Statements

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
(604) 806-0667

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
(705) 525-0992

e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca





Superior Diamonds Inc.
First Quarter Report

For the three months ended March 31, 2007

superior diamonds inc.

management's discussion and analysis

March 31, 2007

GENERAL

This Management's Discussion and Analysis ("MD&A") of Superior Diamonds Inc. (the "Company" or "Superior") provides an analysis of Superior's financial results for the three month period ended March 31, 2007 and should be read in conjunction with the Company's interim and audited financial statements, including the notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles, for the period ended March 31, 2007 and year ended December 31, 2006, respectively. This MD&A has taken into account information available up to and including May 9, 2007.

Superior is an exploration stage junior mining company engaged in the acquisition and exploration primarily of diamond properties in Ontario and Québec, gold in Ontario and uranium in Nunavut. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

OVERALL PERFORMANCE

A diamond drill program was initiated on the Ville Marie Project in February 2007 and a kimberlite pipe with a surface area of approximately 200 by 200 metres in diameter was intersected. Superior is planning two larger diameter vertical drill holes on the west and east side of the centre point to determine and delineate the physical characteristics associated with this kimberlite pipe.

In January 2007 an agreement was signed with Lake Shore Gold Corp. ("Lake Shore") to explore for gold in northwestern Ontario. Lake Shore and Superior consolidated their properties and now hold 48 claims covering 9,072 hectares. A preliminary drill program is scheduled to commence in May 2007 with Superior acting as the operator.

On May 1, 2007 the Company appointed Giovanni Susin as Chief Financial Officer following the retirement of Parkash K Athwal. Mr. Susin has been the Company's Controller since 2002. The Company and its Board of Directors thank Ms. Athwal for her many contributions to Superior's success.

Approximately $1 million was spent on exploration primarily on the Ville Marie Project of which over $500,000 related to drilling. In addition $183,000 was spent on administrative overhead during the three month period ended March 31, 2007.

VILLE MARIE PROJECT

Superior has been exploring for diamonds in the Ville Marie area of Québec since 2003. The Ville Marie Project is 100% owned by Superior, and Superior has access to adjacent ground, which access is subject to a 2% gross overriding royalty ("GOR"). Superior has the right to buy back 1% of the 2% GOR for $1 million, and the right of first offer if the royalty holder proposes to sell the GOR. A diamond drill program was initiated during the first quarter of 2007 to explore for the source of the kimberlite indicator minerals at the head of each of the three previously identified dispersal trains. Drill targets were chosen on the basis of gravity anomalies and small, carefully selected areas defined by the distribution and concentration of kimberlite indicator minerals. Single, angled holes were drilled through each selected gravity anomaly. Patterned drilling is planned for the selected areas.

The Morin kimberlite was intersected at the head of the Lac Lussac dispersal train from patterned drilling (see news release dated March 16, 2007). This kimberlite was determined to be a pipe approximately 200 by 200 metres in diameter based on eight drill holes from five different collar locations. In total, 266 metres of crater facies kimberlite was intersected from six of the eight holes.

Two magnetic targets were tested at the head of the Lac Honorat dispersal train and the first of 12 planned holes of a patterned drilling program was completed. Although a kimberlite pipe was not intersected, a 50 cm thick stringer of kimberlite material was intersected indicating proximity to source. Unfortunately weather conditions prematurely terminated drilling here and also prevented the initiation of drilling at the head of the Lac D'Argent dispersal train.

During the second quarter Superior plans to conduct orientation surveys to define a geophysical technique that can be applied at the head of each dispersal train. Superior is also planning two larger diameter (HQ core) vertical drill holes into the Morin kimberlite pipe on the west and east side of the centre point of the pipe. The distribution of kimberlite indicator minerals suggests at least two phases of emplacement associated with this pipe. A thorough petrographic and heavy mineral analysis will be completed on the HQ core and, depending on the results of that analysis, caustic fusion of selected material may be completed to test for diamonds. Finally the two exploration drills will continue testing the heads of the Lac Honorat and Lac D'Argent dispersal trains for kimberlite. A twelve hole patterned drill program is underway at Lac Honorat. Five drill holes are planned to test four gravity targets at the head of the Lac D'Argent dispersal train.

LESPÉRANCE PROJECT

Superior has been exploring for diamonds in the Desmaraisville area of Québec since 2003. Several phases of overburden sampling have been completed and Superior is now focusing its exploration efforts within the Township of Lespérance. The Lespérance Project consists of 225 claim blocks covering an area of 9,730 hectares.

During the second quarter of 2006 the Company completed a detailed overburden sampling program consisting of 437 samples. Due to a backlog in the lab only two-thirds of the samples have been processed. However, geochemistry from a number of these grains is encouraging

and unique from other kimberlites discovered elsewhere in the region. This geochemistry indicates an excellent potential for the presence of diamond-bearing kimberlites in the region.

Although not all samples have been processed, a drill program is being planned for the latter part of the second quarter. This is justified as several targets have already been defined through combining the kimberlite indicator mineral data received so far from the 2006 sampling program with those from previous overburden sampling programs and bedrock information determined from the 2006 drilling program.

AEM DIAMOND PROJECT

The AEM Diamond Project is located in northwestern Ontario and includes three areas (Lansdowne House, Ellard Lake and Muskrat Dam) covering a total of 35,288 square kilometres.

Superior completed an overburden sampling program in the Ellard Lake area during the third quarter of 2006 and collected 409 samples. The purpose of this program was to evaluate several geophysical targets that potentially could be kimberlite. All samples have now been processed and the kimberlite indicator mineral data has been interpreted. Selected kimberlite indicator minerals were submitted for geochemical analysis. The results from this analysis will determine targets for diamond drilling. It is anticipated that this drill program could be initiated during the spring or summer of 2008.

CANOPENER PROJECT

Superior entered into a 50/50 joint venture agreement with Lake Shore in January 2007 to explore for gold in the Neskantaga area (Lansdowne House) of northwestern Ontario. This exploration program is based on exceptional gold grain values derived from overburden sampling programs in this area completed by Superior. Originally the overburden samples were collected to determine diamond potential for the area. However, all samples collected by Superior are not only processed for kimberlite indicator minerals but for gold and base metal grains as well. In addition Lake Shore held key properties in the area that had some gold exploration completed on them. The results from this exploration clearly indicate gold mineralization on the Lake Shore properties and within the region.

Under the terms of the agreement, Superior has contributed claims and issued 75,000 Superior shares to Lake Shore, and will spend $500,000 on exploration on the Property within the next three years, including a firm commitment of $50,000 during the first year. Superior is the operator of the Project. After Superior has spent $500,000 on exploration of the Property and issued shares to Lake Shore, the parties will fund programs and budgets in accordance with their respective interests.

This Property is referred to as the Canopener Property and consists of 48 claims totalling 9,072 hectares. Nine claims are subject to an underlying 1.5% NSR payable to a third party, to a maximum of $2.5 million. To date five grid lines have been cut and ground magnetic data acquired along each line. A preliminary drill program of 12 holes is planned for May 2007.

NORTH THELON URANIUM PROJECT

The Thelon Basin is currently regarded as one of the most prospective regions for uranium exploration in Canada.

In July 2006 Superior and Forum Uranium Corp. ("Forum") signed an agreement to jointly (50/50) explore for uranium over a large area west of Baker Lake in Nunavut Territory. Two phases of staking have resulted in the acquisition of 101,562 hectares of claims to the southwest, north and northeast of the Kiggavik/Sissons Project (AREVA Resources Canada Inc.). In March 2007 Forum and Superior entered into a letter agreement to acquire an option to earn a 60% interest in the Baker Lake Property held by Tanqueray Resources Ltd. Tanqueray's 65,000 hectare property is contiguous to the joint venture's 100% owned claims. The Tanqueray Property has historical uranium showings of up to 2.25% U_3O_8 in a similar geological setting as the Kiggavik deposits.

Forum, on behalf of the joint venture, has compiled all publicly available data, has retained a project geologist, and is currently preparing an exploration program for 2007 (see news release dated November 29, 2006).

RESULTS OF OPERATIONS

A net loss of $361,893 or $0.01 per share was recorded for the three months ended March 31, 2007 compared with a net loss of $177,348 or $0.01 per share for the same period in 2006. The higher loss was the result of stock-based compensation expense recorded during the current period.

Effective January 1, 2007 the Company changed its practice of reporting stock-based compensation on a separate line in the Statements of Loss and Deficit to a method of allocating the expense to i) salaries for employees, ii) consulting and management fees, and to iii) general exploration for individuals involved in exploration work. The allocation for the three month periods ended March 31, 2007 and 2006 were as follows:

	March 31 2007	March 31 2006
Office expense	$ 119,132	$ 24,529
Consulting and management fees	100,823	22,359
General exploration	36,284	–
Total stock-based compensation expense	$ 256,239	$ 46,888

These values were determined using the Black-Scholes option pricing model. A grant-date fair value of $0.46 (March 31, 2006 – $0.30) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 88% (March 31, 2006 – 63%); risk free interest rate of 3.9% (March 31, 2006 – 4.0%); and expected life of five years (March 31, 2006 – five years).

Consulting and management fees were higher for the period ended March 31, 2007 mainly due to higher stock-based compensation expense relating to exploration management personnel.

General exploration is comprised of exploration expenditures of a general reconnaissance nature as well as an allocation for stock-based compensation expense for grants to exploration personnel.

Shareholder information, legal/accounting and travel costs remained reasonably constant over both periods.

Office expense was higher due to stock-based compensation expense included in salaries during the period ended March 31, 2007.

The Company recorded interest income of $38,487 (March 31, 2006 – $8,723) on its average cash balance which was considerably higher in the first quarter of 2007 compared to the same period in 2006 as a result of the equity financing completed in June 2006.

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

Fiscal Quarter ended	1st Quarter March 31 2007	4th Quarter Dec 31 2006	3rd Quarter Sept 30 2006	2nd Quarter June 30 2006
Interest income	38,487	45,774	51,342	17,720
Net (loss) income	(361,893)	(627,831)	(81,787)	1,359,658
(Loss) income per share*	(0.01)	(0.02)	(0.00)	0.04

Fiscal Quarter ended	1st Quarter March 31 2006	4th Quarter Dec 31 2005	3rd Quarter Sept 30 2005	2nd Quarter June 30 2005
Interest income	8,723	6,599	10,105	9,250
Net (loss) income	(177,348)	502,961	(1,100,188)	(79,581)
(Loss) income per share*	(0.01)	0.02	(0.04)	(0.00)

*(Loss) income per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a large variation in results between the second, third and fourth quarters of 2006 and 2005. The variation between the second and fourth quarters was due to large future income tax recoveries in the second quarter of 2006 and the fourth quarter of 2005. The variation between the third quarters was due to the write down of the Mistassini Project in the third quarter of 2005.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company is not in commercial production on any of its mineral properties and accordingly it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. At March 31, 2007 the Company had working capital of $3,842,949 and no long-term debt.

The Company's administrative overhead costs continue to be kept to a minimum with $183,185 incurred on operating activities during the first quarter of 2007 compared with $123,886 in 2006. The difference between the periods is due to the timing of cash flows.

The Company's principal investing activity is the acquisition and exploration of its mineral properties, and during the period ended March 31, 2007 Superior expended $935,534, primarily on the Ville Marie Project in Québec. A total of $391,046 was expended in the first quarter of 2006.

A total of $98,808 was received during the period ended March 31, 2007 pursuant to the exercise of 215,018 warrants and 5,000 options.

In February 2007 the Company renounced exploration expenditures to investors in the amount equal to the total proceeds from the issuance in 2006, and has until December 2007 to spend the entire $4,720,000. As a result of the renunciation, the Company reduced its future income tax asset by $1,605,000 with the corresponding charge applied directly to deficit.

As at March 31, 2007 the Company had spent $2,058,722 of the proceeds and has plans to spend the balance prior to the end of 2007.

The exploration advances and receivable balance of $861,368 at March 31, 2007 includes $646,491 in refundable tax credits from Québec.

In January 2007 the Company entered into a 50/50 joint venture agreement with Lake Shore for gold exploration on Lake Shore's Canopener Property in northwestern Ontario. Under the terms of the agreement, Superior contributed mineral claims, issued 75,000 Superior common shares to Lake Shore and agreed to spend $500,000 on exploration over three years, including a firm commitment of $50,000 in the first year.

The Company is dependent on equity capital to fund exploration and development of its mineral properties. In management's view the Company has sufficient working capital in the near term to fund planned exploration work and ongoing operating expenditures. Actual funding requirements may vary from those planned due to a number of factors, including the timing and progress of exploration activities. Management will seek joint venture partners, where appropriate, in order to minimize the dependence on equity capital.

CONTRACTUAL OBLIGATIONS

The Company has earn-in/option agreements with third parties pursuant to which the Company has the option to earn an interest in the Lesperance and Canopener properties. In order to continue earning its interest in these properties, the Company is required to spend amounts on exploration as follows:

	2007	2008	2009	2010
Expenditures	$ -	$ 350,000	$ 150,000	$ 1,300,000

OUTSTANDING SHARE CAPITAL

As at April 30, 2007 there were 46,794,026 common shares issued and outstanding and the following options and warrants:

Options

Number of options	Exercise price
1,507,500	$0.40-$0.54
1,020,000	$0.55-$0.69
2,007,500	$0.70-$0.84
4,535,000	

Warrants

Date issued	Number of warrants	Exercise price	Expiry date
October 4, 2005	166,667	$0.60	October 1, 2007
December 30, 2005	325,000	$0.60	December 30, 2007
March 31, 2006	388,889	$0.60	March 31, 2008
June 13, 2006	435,000	$0.60	June 13, 2008
June 13, 2006	790,400	$0.45	June 13, 2007
	2,105,956		

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, advances and other receivables, and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007 the Company adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (Section 3855)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at March 31, 2007 the Company did not have any financial assets classified as available-for-sale and therefore the adoption of the standards noted above had no effect on the presentation of the Company's financial statements.

Comprehensive Income (Section 1530)
Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports unrealized gains and losses on financial assets classified as available-for-sale on a statement of comprehensive income and a new category, accumulated other comprehensive income, has been added to the shareholders' equity section of the balance sheet.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2007, the Company paid remuneration totalling $2,404 on account of consulting and management services provided by a director compared to $12,125 during the same period in 2006. The basis for the fees is a per diem rate. Amounts paid to Southwestern (a company related by way of a director in common) under the terms of an administrative services agreement totalled $9,000 (March 31, 2006 - $9,000). As at March 31, 2007 there was $4,309 (December 31, 2006 - $2,576) payable to Southwestern.

SUBSEQUENT EVENT

On April 20, 2007 the Company entered into an agreement to raise up to $10 million in a private placement financing consisting of a combination of units (the "Units") at $0.60 per Unit and flow through common shares at $0.65 per flow through share. Each Unit will consist of one common share and one common share purchase warrant. Each warrant will entitle the holder to purchase one common share at a price of $0.75 expiring 24 months from the closing date. The Company will pay the agents a fee equal to 7% of the gross proceeds of the offering and will issue the agents non-transferable warrants equal to 7% of the aggregate number of Units and flow through shares issued under the offering. The broker warrants will be exercisable for 24 months from the closing date at a price equal to the Unit issue price.

CORPORATE GOVERNANCE

The Company's Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent direc-

tors, meets with management and the external auditors on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company. Management is also responsible for the design and maintenance of effective internal control over financial reporting to provide reasonable assurance regarding the integrity and reliability of the Company's financial information and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has a Disclosure Policy and a Disclosure Committee in place to mitigate risks associated with the disclosure of inaccurate or incomplete information.

As required by Multilateral Instrument 52-109, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures was conducted as of December 31, 2006 by and under the supervision of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls were operating effectively as of December 31, 2006.

There have been no changes in internal control over financial reporting during the three month period ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Some of the statements in this document constitute "forward looking statements." Where Superior expresses an expectation or belief as to future events or results, including management plans and objectives, and projections of exploration results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. While these statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary, the specifics of which are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators. Superior does not assume the obligation to update any forward-looking statement.

ADDITIONAL INFORMATION

Additional information is provided in the Company's audited financial statements for the year

ended December 31, 2006 and unaudited interim financial statements for the period ended March 31, 2007 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

DIRECTORS AND OFFICERS

ALAN C MOON – Chair and Director
JOHN G PATERSON – President, CEO and Director
THOMAS W BEATTIE – Director
MURRAY A GORDON – Director
K WAYNE LIVINGSTONE – Director
GIOVANNI N SUSIN – CFO
THOMAS F MORRIS – Vice President, Exploration
SUSY H HORNA – Secretary

superior diamonds inc.
balance sheets

Unaudited	March 31 2007	December 31 2006
ASSETS		
Current		
Cash and cash equivalents	$ 3,214,074	$ 4,233,985
Exploration advances and other receivables	861,368	754,248
	4,075,442	4,988,233
Resource properties *note 3*	7,843,184	6,832,957
Future income tax *note 4*	–	1,605,000
	$ 11,918,626	$ 13,426,190
LIABILITIES		
Current		
Accounts payable and accrued charges	$ 232,493	$ 162,711
SHAREHOLDERS' EQUITY		
Share capital *note 5(b)*	22,339,734	22,205,176
Contributed surplus *note 5(f)*	1,781,482	1,526,493
Deficit	(12,435,083)	(10,468,190)
	11,686,133	13,263,479
	$ 11,918,626	$ 13,426,190

See accompanying notes to financial statements

APPROVED BY THE BOARD

JOHN G PATERSON

MURRAY A GORDON

superior diamonds inc.

statements of loss, comprehensive loss and deficit

Unaudited	Three months ended March 31 2007	Three months ended March 31 2006
EXPENSES		
Consulting and management fees	$ 137,630	$ 49,424
General exploration	56,266	15,530
Shareholder information	34,898	33,442
Legal and accounting	8,750	16,525
Office expense	158,566	41,237
Travel	4,270	3,247
Loss before undernoted items	(400,380)	(159,405)
Interest	38,487	8,723
Loss on conversion of debt to equity	–	(26,666)
Net and comprehensive loss for the period	(361,893)	(177,348)
Deficit at beginning of period	(10,468,190)	(10,190,362)
Income tax benefits renounced to shareholders *note 4*	(1,605,000)	(750,520)
Deficit at end of period	$ (12,435,083)	$ (11,118,230)
Loss per share – basic and diluted	$ (0.01)	$ (0.01)
Weighted-average number of shares outstanding	46,335,566	34,275,533

See accompanying notes to financial statements

superior diamonds inc.

statements of cash flows

Unaudited	Three months ended March 31 2007	Three months ended March 31 2006
OPERATING ACTIVITIES		
Net loss for the period	$ (361,893)	$ (177,348)
Items not involving cash:		
Loss on conversion of debt to equity	–	26,666
Stock-based compensation	256,239	46,888
	(105,654)	(103,794)
Change in non-cash operating working capital items:		
Increase in exploration advances and other receivables	(50,035)	(46,637)
(Decrease) increase in accounts payable and accrued charges	(27,496)	26,545
Cash used in operating activities	(183,185)	(123,886)
INVESTING ACTIVITY		
Resource property expenditures	(935,534)	(391,046)
Cash used in investing activity	(935,534)	(391,046)
FINANCING ACTIVITY		
Shares issued	98,808	501,500
Cash provided by financing activity	98,808	501,500
Decrease in cash and cash equivalents during the period	(1,019,911)	(13,432)
Cash and cash equivalents at beginning of period	4,233,985	1,210,814
Cash and cash equivalents at end of period	$ 3,214,074	$ 1,197,382
Cash and cash equivalents consist of:		
Cash	$ 214,188	$ 698,196
Short-term investments	2,999,886	499,186
Cash and cash equivalents at end of period	$ 3,214,074	$ 1,197,382

Supplemental Cash Flow Information *note 7*

See accompanying notes to financial statements

Three months ended March 31, 2007 and 2006
Unaudited

1/ SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2006, except for the items discussed in note 2 below. These financial statements should be read in conjunction with those annual financial statements and notes thereto. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three month periods ended March 31, 2007 and 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

2/ CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007 the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (Section 3855)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at March 31, 2007 the Company did not have any financial assets classified as available-for-sale and therefore the adoption of the standards noted above had no effect on the presentation of the Company's financial statements.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

3/ RESOURCE PROPERTIES

For the three months ended March 31, 2007:

	AEM Diamond	Canopener	Ville Marie	Lesperance	Other[1]	Total
Balance, beginning of period	$ 3,611,471	$ 82,708	$ 1,094,209	$ 377,337	$ 1,667,232	$ 6,832,957
Property acquisition, assessment and maintenance	1,133	81,558	15,529	1,770	29	100,019
Analytical	37,960	-	25,101	-	-	63,061
Geophysics	-	-	136,631	580	-	137,211
Geology	3,850	20,372	117,587	12,407	2,650	156,866
Drilling	-	-	541,451	-	-	541,451
Research	5,525	6,094	-	-	-	11,619
Project administration	-	-	-	-	-	-
Balance, end of period	$ 3,659,939	$ 190,732	$ 1,930,508	$ 392,094	$ 1,669,911	$ 7,843,184

[1] Includes Mistassini ($1,389,869), North Thelon ($167,163) and Other ($112,879).

For the year ended December 31, 2006:

	AEM Diamond[1]	Mistassini	Ville Marie	Lesperance	Other[2]	Total
Balance, beginning of period	$ 2,990,581	$ 1,355,053	$ 782,624	$ 157,348	$ 206,497	$ 5,492,103
Property acquisition, assessment and maintenance	2,417	1,013	12,319	46,510	215,566	277,825
Analytical	87,667	189	195,870	8,964	108,684	401,374
Geophysics	2,492	-	35,891	5,281	974	44,638
Geology	528,314	62,968	161,520	186,947	181,459	1,121,208
Drilling	-	-	139,805	246,433	40,505	426,743
Project administration	-	1,449	4,750	11,912	25,061	43,172
Resource property costs written off	-	-	-	-	(418,675)	(418,675)
Québec refundable tax credits	-	(30,803)	(238,570)	(286,058)	-	(555,431)
Balance, end of period	$ 3,611,471	$ 1,389,869	$ 1,094,209	$ 377,337	$ 360,071	$ 6,832,957

[1] In 2006 AEM Diamond includes expenditures incurred on Ellard Lake.
[2] Includes North Thelon ($164,513) and Other ($195,558).

In January 2007 the Company entered into a 50/50 joint venture agreement with Lake Shore Gold Corp. ("Lake Shore") for gold exploration on Lake Shore's Canopener Property in northwestern Ontario. Under the terms of the agreement, Superior contributed mineral claims, issued

75,000 Superior common shares valued at $34,500 to Lake Shore and agreed to spend $500,000 on exploration over three years, including a firm commitment of $50,000 in the first year.

4/ INCOME TAXES

In accordance with applicable flow through requirements, tax deductions related to funds raised in 2006 were renounced in 2007. As a result the Company reduced its future income tax asset by $1,605,000 with the corresponding charge applied directly to deficit.

5/ SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) Issued Capital

During the three months ended March 31, 2007 and the year ended December 31, 2006, changes in issued share capital were as follows:

	Three month period ended March 31, 2007		Year ended December 31, 2006	
	Number of shares	Amount	Number of shares	Amount
Issued at beginning of period	46,222,864	$ 22,205,176	34,022,675	$ 16,596,544
Completion of private placement	-	-	365,000	164,250
Private placement – net of share issue costs of $nil (2006 – $384,123)	-	-	11,337,777	5,189,878
Exercise of warrants	215,018	96,758	-	-
Exercise of options (including transfer of $1,250 (2006 – $nil) from contributed surplus	5,000	3,300	-	-
Cancellation of escrow shares	-	-	(7,032)	(3,362)
Conversion of debt to equity	-	-	444,444	226,666
Issued in exchange for resource properties	75,000	34,500	60,000	31,200
Issued at end of period	46,517,882	$ 22,339,734	46,222,864	$ 22,205,176

c) Stock Options

At March 31, 2007 there were 4,545,000 stock options outstanding of which 4,025,000 are exercisable under the Company's stock option plan.

	Three month period ended March 31, 2007		Year ended December 31, 2006	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding at beginning of period	3,630,000	$0.62	4,415,000	$0.63
Issued	1,020,000	$0.63	300,000	$0.53
Exercised or cancelled	(105,000)	$0.55	(1,085,000)	$0.63
Outstanding at end of period	4,545,000	$0.63	3,630,000	$0.62
Exercisable at end of period	4,025,000	$0.63	3,620,000	$0.62

d) Stock-Based Compensation

As a result of stock options vesting and the amortization of previous grants during the three month period ended March 31, 2007, the Company recognized $256,239 (March 31, 2006 - $46,888) as stock-based compensation expense and included this amount in contributed surplus. Of the total expense, $119,132 (March 31, 2006 – $24,529) was included in office expense, $100,823 (March 31, 2006 - $22,359) in consulting and management fees, and $36,284 (March 31, 2006 – $nil) in general exploration. This value was determined using the Black-Scholes option pricing model. A grant-date fair value of $0.46 (March 31, 2006 - $0.30) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 88% (March 31, 2006 - 63%); risk free interest rate of 3.9% (March 31, 2006 – 4.0%); and expected life of five years (March 31, 2006 - five years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

e) Warrants

As at March 31, 2007 there were 3,324,878 warrants issued and outstanding

Date issued	Number of warrants	Exercise price	Expiry date
April 28, 2005	952,778	$0.60	April 28, 2007[1]
April 28, 2005	139,544	$0.45	April 28, 2007[2]
October 4, 2005	166,667	$0.60	October 1, 2007
December 30, 2005	325,000	$0.60	December 30, 2007
March 31, 2006	388,889	$0.60	March 31, 2008
June 13, 2006	560,000	$0.60	June 13, 2008
June 13, 2006	792,000	$0.45	June 13, 2007
	3,324,878		

1 These warrants expired on April 28, 2007.
2 These warrants were exercised by April 28, 2007.

The warrants have not been assigned a carrying value except for the 792,000 compensation warrants. These compensation warrants were valued at $95,040 and were included in contributed surplus using the Black-Scholes option pricing model on the date of issue.

f) Contributed Surplus

	Three months ended March 31 2007	Year ended Dec 31 2006
Balance, beginning of period	$ 1,526,493	$ 1,345,550
Stock-based compensation	256,239	82,542
Warrants	–	95,040
Cancelled shares	–	3,361
Stock options exercised	(1,250)	–
Balance, end of period	$ 1,781,482	$ 1,526,493

6/ RELATED PARTY TRANSACTIONS

During the three month period ended March 31, 2007, fees totalling $2,404 (March 31, 2006 – $12,125) were paid on account of consulting and management services provided by a director. Fees totalling $9,000 (March 31, 2006 – $9,000) were paid to Southwestern, a company related by way of a director in common, under the terms of an administrative services agreement. There was an amount owing to Southwestern of $4,309 (December 31, 2006 – $2,576) as at March 31, 2007.

All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

7/ SUPPLEMENTAL CASH FLOW INFORMATION

During the period ended March 31, 2007, the Company issued 75,000 common shares valued at $34,500 pursuant to the Canopener agreement.

During the period ended March 31, 2006, debt owing to Southwestern was settled for 444,444 common shares valued at $226,666.

8/ COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

9/ SUBSEQUENT EVENT

On April 20, 2007 the Company entered into an agreement to raise up to $10 million in a private placement financing consisting of a combination of units (the "Units") at $0.60 per Unit and flow through common shares at $0.65 per flow through share. Each Unit will consist of one common share plus one common share purchase warrant. Each warrant will entitle the holder to purchase one common share at a price of $0.75 expiring 24 months from the closing date. The Company will pay the agents a fee equal to 7% of the gross proceeds of the offering and will issue the agents non-transferable warrants equal to 7% of the aggregate number of Units and flow through shares issued under the offering. The broker warrants will be exercisable for 24 months from the closing date at a price of $0.60 per share.


END



Superior Diamonds Inc.

SUP - TSX.V

Suite 1650
701 West Georgia Street
PO Box 10102
Vancouver, BC
Canada V7Y 1C8
T: 604 806 0667
F: 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

